UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03315

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HERBERT J SIMS & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2150 POST ROAD SUITE 301

(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON DIAMOND	(203)-418-9006	JDIAMOND@HJSIMS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP

(Name – if individual, state last, first, and middle name)

350 5TH Ave #3920	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

926

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JASON DIAMOND_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __HERBERT J. SIMS & CO., INC._____, as of __12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
MANAGING PRINCIPAL

_____
Notary Public

CATHERINE A VANCHO
NOTARY PUBLIC
State of Connecticut
My Commission Expires 02/29/2028

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and CFTC Regulation 1.10(g) as a PUBLIC document.

HERBERT J. SIMS & CO., INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Herbert J. Sims & Co., Inc. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying statement of consolidated financial condition of Herbert J. Sims & Co., Inc. and Subsidiaries, the "Company", as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

Aprio, LLP

Aprio, LLP

We have served as Herbert J. Sims & Co., Inc. and Subsidiaries's auditor since 2017.

New York, New York

March 16, 2026

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 2,170,813
Securities owned, at fair value	7,606,314
Due from clearing agent	10,102,987
Accrued interest receivable	91,398
Advisory fees receivable, net	374,811
Other investments	206,806
Employee loans and other advances	1,999,282
Prepaid expenses	880,959
Prepaid taxes and tax refunds receivable	253,311
Furniture, equipment and leasehold improvements, net	487,670
Right of use assets - operating leases	4,169,756
Secured demand note receivable collateralized by cash and marketable securities	2,750,000
Servicing fee residual asset	1,575,000
Other assets	308,499
TOTAL ASSETS	$ 32,977,606

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	10,865,869
Operating leases payable	4,238,619
Subordinated borrowings	9,507,097
TOTAL LIABILITIES	$ 24,611,585

STOCKHOLDERS' EQUITY

Class A Common stock, $.001 par value; authorized 15,000 shares, issued 3,750	$ 1
Class B Common stock, $.001 par value; 5,000 authorized shares and 1,250 issued shares	1
Additional paid in capital	348,502
Retained earnings	8,017,517
TOTAL STOCKHOLDERS' EQUITY	$ 8,366,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,977,606

See accompanying notes to consolidated financials

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). During 2025, the Company withdrew its registration as an introducing broker with the National Futures Association (NFA) and is no longer subject to regulation as an introducing broker by the Commodity Futures Trading Commission (CFTC).

Herbert J. Sims Capital Management Inc. ("HJSCM") is a wholly owned subsidiary of HJS and is an SEC Registered Investment Advisor. Through HJSCM the broker dealer, HJS offers wealth management solutions to its clients for a fee based on assets under management.

In November 2024, the Company's Board of Directors adopted a resolution to amend the HJS certificate of incorporation to increase the number of authorized shares of the corporation to 25,000 shares and create three new classes of common stock, Class A Common Stock, Class B Common Stock and Class C Common Stock, each with par value $0.001 per share. Additionally, the Board of Directors approved the redesignation of the corporation's common stock as Class A Common Stock and effect a forward stock split by subdividing and converting each such issued and outstanding Class A Common Stock into shares of Class A Common Stock (the Stock Split) such that following the Stock Split, 3,750 shares of Class A Common Stock are issued and outstanding. Additionally, the corporation cancelled the Treasury Stock held and returned those shares of common stock to the status of authorized but unissued common stock.

In November 2024, the Company sold twenty-five percent (25%) of its equity interest to certain of its executives as Investors. The Investors purchased 1,250 shares of Class B Common Stock, par value $0.001 per share. The shares are fully vested and the method for determining compensation cost was the per share book value of the Company. The impact to the Company's consolidated statement of operations is an expense of $216,227 included in employee compensation and benefits. In the event of a forfeiture all shares shall be returned to the company.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:

Sims Mortgage Funding, Inc. ("SMF")
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc. ("HJSCM")

All intercompany balances and transactions have been eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

b. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. The Company maintains deposits in financial institutions that consistently exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

d. Investments Securities

The Company classifies its investments in government bonds as held-to-maturity since the Company has the positive intent and ability to hold the bonds to maturity. Therefore, the bonds are recorded at amortized cost. Subsequent to initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

e. Furniture, Equipment & Leasehold Improvements

Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight-line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or over the term of the lease, which range from 1 to 6 years in length.

f. Employees Loans and Advances

The Company has extended credit to certain employees upon commencement of employment with the Company or upon achieving certain performance milestones. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,999,282 at December 31, 2025. The terms of the loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

An employee loan is placed on nonaccrual status when, based on current information, it is no longer probable that the scheduled payments of principal and interest would be collected when due according to the contractual terms of the underlying loan agreement. The Company records the estimate of expected credit losses as an allowance for credit losses on the consolidated statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in the consolidated statement of operations.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g. Securities Owned and Securities Sold Transactions

Purchases and sales of securities are reported on a settlement date basis. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in revenues. Interest income is recorded on accrual basis.

Proprietary securities transactions are recorded on a settlement date basis which is generally one business day after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements.

h. Income Taxes

The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

Deferred income taxes are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

i. Subsequent Events

The Company has evaluated subsequent events through March 16, 2026, the date the financial statements are available to be issued.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

j. Leases

The Company recognizes and measures its leases in accordance with FASB ASU No. 2016-02, Leases (ASC Topic 842). The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of each lease.

The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's leases is not readily determinable and accordingly, the Company uses its incremental borrowing rate, based on information available at each lease commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

k. Current Expected Credit Losses (CECL)

The Company's bondholder representative ("BHR Fees") are recorded as fee receivables and evaluated for expected credit losses under ASC 326 using a lifetime loss model. The allowance for credit losses is estimated with a reserve matrix that considers payment priority (senior versus subordinated), current payment status of bond interest and BHR Fees, deal structure, and historical payments to bondholders, adjusted for current conditions and reasonable and supportable forecasts. Reserve percentages generally range from 0% to 100% based on these risk factors, with higher reserves applied to receivables with more severe nonpayment indicators. The allowance is reassessed each reporting period, and changes in expected credit losses are recognized in earnings. Receivables are written off against the allowance when a final event (such as a foreclosure or sale) is expected, the issuer does not plan to object, and projected proceeds are insufficient to repay related BHR Fees.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

l. Valuation of Servicing Fee Residual

SMF, recognizes and measures its servicing fee residual asset in accordance with FASB ASU No. 2009-16, Transfers and Servicing (ASC Topic 860). SMF is the originator and underwriter of loans for healthcare and housing projects. SMF enters into agreements with the Department of Housing and Urban Development (HUD) or the Federal Housing Administration (FHA), whereby HUD or FHA issue to SMF their firm mortgage insurance commitment (the "FHA Commitment") to provide mortgage insurance for a mortgage loan (the "Insured Loan") originated by SMF. SMF will enter into an assignment contract with a financial institution (the "Mortgagee") to assign the FHA Commitment to Mortgagee. The Mortgagee will provide funding and originate the loan. The Mortgagee will then securitize and sell the Insured Loan as part of a mortgage-backed security or participation certificates (the "GNMA Security") and retain servicing rights for the loans included in the GNMA Security, for which the Mortgagee receives a servicing fee.

As consideration for the loan originated by SMF, the Mortgagee will pay SMF the following:

1. The closing fee on the mortgage application collected by Mortgagee upon loan origination; and
2. A part of the servicing fee collected by the Mortgagee, which can be paid to SMF as follows:
   a. A one-time payment or
   b. A monthly fee over the life of the Insured Loan based on a percentage of servicing fee (the "Servicing Fee Residual") that is collected by Mortgagee.

If the Mortgagee receives less than the full amount of the servicing fee, the Mortgagee's obligation to pay is reduced by the full amount of the deficiency, provided that if the amount of the deficiency is subsequently received, the Mortgagee is required to remit the unpaid fee to SMF.

The servicing fee residual assets are classified as available-for-sale investments and represent the right to receive a portion of mortgage servicing cash flows in excess of amounts paid for the underlying mortgage loans to be serviced. As owners of servicing fee residual assets, SMF is not required to be a licensed servicer or to assume any servicing duties, advance obligations or liabilities associated with the loan pool underlying the mortgage servicing rights ("MSR"). Income from excess MSRs is recognized when it is earned and deemed collectible and recorded in the consolidated statement of operations. Under FASB ASC Topic 825, SMF has elected to apply the fair value option for these assets and records the change in fair value in the consolidated statement of operations.

3. ADVISORY FEES RECEIVABLE

HJS Advisors, Inc. acts as the bondholder representative for loans issued by HJ Sims Investments LLC, ("HJSI"), an affiliated entity owned by two executives of the Company. As of December 31, 2025, $374,811 of net receivables are due to contracts with customers and are included in advisory fees receivable on the consolidated statement of financial condition. As of January 1, 2025, net advisory fees receivable was $810,835.

The Company monitors and analyzes the financial condition of bond issuers and bondholders, the value of the underlying assets securing the loans, and the issuers' ability to pay, in determining whether an allowance for any amounts deemed uncollectible is required. From time to time, as needed, the Company works with issuers to execute full or partial recapitalization programs.

The net receivable reflects an allowance for credit losses of $539,864, due from customers that are under financial distress.

4. SECURITIES OWNED

Securities owned at December 31, 2025 consist of fixed income securities at fair value as follows:

	Securities owned
Municipal and Other Bonds	7,606,314

Municipal bonds consist primarily of general obligation and revenue bonds issued by state and local governmental authorities, some of which are related to continuing care retirement communities and health care facilities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair value measurements.

Level 1 measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 measurements are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont'd)

Level 3 measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market funds. Such instruments are classified within level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy because they are traded in an over the counter market (OTC) or Level 3 based on other specific factors, such the borrower's credit strength and operating environment, in the case of project revenue bonds.

Fixed rate corporate bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate corporate obligations. Fixed Corporate bonds are classified as Level 2 in the fair value hierarchy. Corporate bonds issued as private placements are valued using unobservable inputs, such as discount rates, long-term revenue growth rates, operating margins, cap rates and other assumptions about the securities are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis at December 31, 2025.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal and other bonds	$ –	$ 7,606,314	$ –	$7,606,314
Financial Asset:				
Servicing fee residual	$ –	$ –	$ 1,575,000	$1,575,000

Servicing fee residual assets are valued based on a discounted cash flow analysis using the estimated future cash flows from the underlying mortgage loans and assumptions for prepayment speed, servicing costs and other minor assumptions. During year ended December 31, 2025, the Company identified that in prior year service fee residual asset was classified as Level 2 within the fair value hierarchy and should have been classified as a Level 3. The fair value disclosures have been revised to reflect this correction, which affected only the classification within the hierarchy and did not impact total fair value amounts reported.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont'd)

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized in Level 3 of fair value hierarchy as of December 31,2025:

Investment, at fair value	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of inputs
Service fee asset	$ 1,575,000	Discounted Cash Flow	Constant Prepayment Rate	8%-12%
			Discount Rate (IRR)	10%-12%
			Servicing Costs	$0-$100
			Inflation rate applied to servicing costs	3%

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture	$ 726,057
Equipment	1,086,144
Leasehold improvements	319,459
	2,131,660
Less Accumulated depreciation	1,643,990
Furniture, equipment and leasehold improvements, net	$ 487,670

7. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent on a fully disclosed basis as an introducing broker. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall, at all times, contain cash and/or securities with a minimum market value of $250,000.

The Company has various accounts at the clearing broker for margining of securities held in the Company's trading inventory. The clearing broker has the right to net (offset) the balances in these firm accounts which results in a net receivable from the clearing broker or a net liability to the clearing broker. The liability is collateralized by the securities held by the clearing broker.

8. SECURED DEMAND NOTE & SUBORDINATED BORROWINGS

The subordinated borrowings at December 31, 2025, all of which are from the Company's principal officer, are as follows:

Subordinated notes, 2 percent, due October 14, 2026	$ 4,257,097
Subordinated notes, 1 percent, due November 30, 2026	2,500,000
Secured demand note collateral agreements, 3 percent, due June 29, 2026	1,750,000
Secured demand note collateral agreements, 2 percent, due August 16, 2026	1,000,000
Total subordinated borrowings	$ 9,507,097

These agreements have been approved by FINRA and contain automatic renewal provisions. The subordinated borrowings are available for use in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for HJS's continued net capital compliance, they may not be repaid.

Cash and securities in the amount of approximately $2,866,299 have been secured as collateral with the clearing agent as required by the secured demand note agreements.

9. INCOME TAXES

On December 2017, the TCJA was signed into law, which enacted various changes to the U.S. corporate tax law. Some of the most significant provisions impacting corporations include a reduced corporate income tax rate from 35% to 21% effective in 2018, a one-time "deemed repatriation" tax on earnings in non-U.S. jurisdictions, limitation on deductibility of interest, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system and other provisions. U.S. GAAP accounting for income taxes requires companies to record the impacts of any tax law change on the Company's deferred income taxes in the quarter that the tax law change is enacted.

9. INCOME TAXES(cont'd)

The components of the deferred tax assets and liabilities at December 31, 2025, consist of the following:

Deferred tax assets:	
	Total
Net operating loss carryforwards	$ 1,601,335
Allowance for uncollectible amounts	138,718
Interest expense	156,791
Unrealized loss	(11,612)
Charity deduction carryforwards	12,358
Less: valuation allowance	(1,087,056)
Net deferred tax assets	810,534
Deferred tax liabilities:	
Lease liability	17,694
Prepaid expenses	(226,360)
Intangibles	(14,111)
Fixed Assets	(145,024)
Loan servicing asset	(442,733)
Net deferred tax liabilities	(810,534)
Net deferred tax assets	$ -

Audit periods remain open for examination until the applicable statute of limitations has expired. The statute of limitations for the tax years is generally three years.

The authoritative guidance for uncertainty of income taxes, as amended, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition. The Company has determined that the guidance for uncertainty in income taxes had no impact on its consolidated financial statements during the year ended December 31, 2025.

9. 401K EMPLOYEE SAVINGS AND RETIREMENT PLANS

As of January 1, 1995, the Company adopted a 401(k) Profit Sharing Employee Savings and Retirement Plan covering all eligible US based employees, as defined.

As of January 1, 2015, the Company adopted a 401(k) Profit Sharing Employee Savings and Retirement Plan covering all eligible Puerto Rico based employees, as defined. As of October 30, 2025, the plan was terminated and all plan assets were distributed to participants.

Under both plans, employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plans are discretionary and are based on participants' annual compensation.

10. RELATED PARTY TRANSACTIONS

The Company, acting as placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company.

11. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees bond issuance trustees and other counterparties, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

12. LEASES

The Company has obligations as a lessee for office spaces and office equipment with initial non-cancellable terms in excess of one year. The Company classified such leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term and associated payments under the renewal options are excluded from these payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus material variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance and common area maintenance. These variable lease payments are included in the lease payments used to determine lease liability.

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Maryland, North Carolina and Texas under agreements extending through May 2029. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a ROU asset and related lease liability.

The components of the leases are as follows:

Liability as of December 31, 2025	$4,238,619
Weighted Average Remaining Lease Term in months	58.67
Weighted Average Discount Rate	4.511%

Maturities of the lease liability under non-cancellable leases are as follows:

Leases	Operating
2026	$ 1,030,386
2027	975,156
2028	900,308
2029	760,511
2030	618,155
2031 & beyond	453,150
Total undiscounted lease payments	4,737,666
Less imputed interest	(499,047)
Total lease liability	$ 4,238,619

12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2025 cash on deposit in high quality financial institutions exceeded FDIC limits by approximately $1,479,362. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company is exposed to market and interest rate risks as a result of its fixed income trading activities. It is reasonably possible that changes in the values of securities owned could occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition. Interest rate hikes by the Federal Reserve have caused existing bonds to trade lower as newly issued bonds offer higher coupon rates, adding risk to the fixed income market.

13.   LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

14.   MINIMUM NET CAPITAL REQUIREMENTS

HJS is registered as a broker-dealer and introducing broker with the SEC. HJS is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, HJS's net capital and aggregate indebtedness ("AI"), as defined, were $10,803,270 and $10,866,647 respectively. The aggregate indebtedness to net capital ratio was 1 to 1. Excess net capital was $10,078,827.